FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enersis S.A.
A Chilean Corporation (Sociedad Anónima Abierta)
Securities Register Nº 175

Santiago, October 15, 2009
Ger. Gen. 197/2009

Mr. Guillermo Larraín R.
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir:

In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and General Rules Nos. 30 and 210 of the Superintendency of Securities and Insurance, and in the use of the powers conferred upon me, I inform the following Material Information:

Today, in a stock-market transaction carried out on the Lima Stock Exchange, Peru, Enersis S.A. acquired 153,255,336 shares representing 24% of the share capital of its Peruvian subsidiary Empresa de Distribución Eléctrica de Lima Norte S.A.A. (“Edelnor”), at a cost of 2,72 soles per share, which results in a total acquisition cost of US$ 145,753,327. The seller of the stock package was Generalima, S.A., a Peruvian company fully owned by Endesa Latinoamérica, S.A., the parent company of Enersis S.A.. After this transaction, the direct and indirect ownership stake of Enersis S.A. in Edelnor increased from 33.53% up to 57.53%. It’s worth mentioning that previous to this operation, Edelnor was already a subsidiary and was controlled by Enersis S.A.

Finally, we informed that considering that Edelnor is already consolidated in the Financial Statements of Enersis S.A., this transaction will not imply important changes over assets, liabilities and results of the Company. Despite the above, a consequence of this operation will be an increase on Profit (Loss) of the Parent company and a decrease in Profit (Loss) of the Minorities Shareholders.

Sincerely,

Ignacio Antoñanzas Alvear
Chief Executive Officer

c.c:          Bolsa Comercio de Santiago
                Bolsa Electrónica de Chile
                Bolsa Corredores de Valparaíso
                Comisión Clasificadora de Riesgos
                Banco Santander – Bondholders Representative
                DCV Registros S.A.
                File

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: October 16, 2009